Filed Pursuant to Rule 433

Registration No. 333-194059

FINAL TERM SHEET

Philip Morris International Inc.

Dated May 6, 2014

2.875% Notes due 2029

Issuer:	Philip Morris International Inc.

Offering Format:	SEC Registered

Security:	2.875% Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	€500,000,000

Maturity Date:	May 14, 2029

Coupon:	2.875%

Interest Payment Dates:	Annually on each May 14, commencing May 14, 2015

Price to Public:	99.316% of principal amount

Underwriting Discount:	0.325%

Net Proceeds:	€494,955,000 (before expenses)

Benchmark Security:	DBR 4.750% due July 4, 2028

Benchmark Security Yield:	1.927%

Spread to Benchmark Security:	+100.5 basis points

Re-Offer Yield:	2.932%

Mid-Swap Yield:	2.152%

Spread to Mid-Swap Yield:	+78 basis points

Settlement Date (T+5):	May 13, 2014

CUSIP/ISIN:	CUSIP Number: 718172 BK4 ISIN Number: XS1066312395

Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Joint Book-Running Managers:	Barclays Bank PLC ING Bank N.V. The Royal Bank of Scotland plc

Allocations:	Notes
Barclays Bank PLC ING Bank N.V. The Royal Bank of Scotland plc	€166,667,000 €166,667,000 €166,666,000

Total	€500,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays at 1-888-603-5847, ING Bank N.V. at +32 2 557 1604 or The Royal Bank of Scotland plc at +44 20 7085 4154.